Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR

DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

Yolanda Lewis Innovative Resources Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

Exclusive Equity (Jurisdiction of incorporation or organization of issuer)	Yolanda Lewis Innovative Resources Inc. (Exact name of depositary as specified in its charter)	83-2447191 (I.R.S. Employer Identification Number) CAF # 0313-815R

Twenty Five Seventy Two, Twenty First Street

Sacramento, California near [p/z:18-9998]

the United States of America

+1 888-900-5506

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

CT Corporation

818 W. 7th Street

Los Angeles, California 90017

+1 213-627-8252

(Name, address, including zip code, and telephone number, including area code, of agent for service)

It is proposed that this filing become effective under Rule 466:

Immediately upon filing.

No separate registration statement has been filed to register the deposited shares.

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

Registration pursuant to Securities Act of 1933 (the “Securities Act”) of Depositary Shares evidenced by American Depositary Receipts (“ADRs”) issued by depositary Yolanda Lewis against the deposit of the securities issued from the Living Trust Estates to the United States of America. None of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933. This Form is not filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act. This Form is not a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  This Form is not a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering (1) The holder of the ADRs is entitled to withdraw the deposited securities at any time subject only to (i) temporary delays caused by closing transfer books of the depositary or the issuer of the deposited securities or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities; (2) The deposited securities are offered or sold in transactions registered under the Securities Act or in transactions that would be exempt therefrom if made in the United States; and (3) As of the filing date of this registration statement, the issuer of the deposited securities is exempt from reporting pursuant to the periodic reporting requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 or the deposited securities are exempt therefrom by Rule 12g3-2(b) (§240. l2g3-2(b) of this chapter) unless the issuer of the deposited securities concurrently files a registration statement on another form for the deposited securities.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
American Depositary Shares (ADR) Representing Series A Preferred Shares, of YLIR ISIN:US85453P2065(1)	5000 American Depository Receipt Shares par value $1,000 USD per share(1)	$1,000 USD	$5,000,000 USD	$545.50 USD

(1) Eligibility for Use of Form F-1: Yolanda Lewis Innovative Resources Inc. (YLIR) is a private issuer registered pursuant to the Investment Company Act 1940 Section 8A, registering American Depositary Receipts under the Securities Act of 1933 (“Securities Act”) on this Form F-6 registration form. Preferred Exempt Class A Shares that are issuable upon the exercise of the registrants unrestricted authority to contract, does not include offers of any asset-backed securities, as defined ixn 17 CFR 229.1101. Registrant is not a majority-owned subsidiary. No underwriter has any arrangement with the issuer, such as an over-allotment option, under which the underwriter may purchase additional shares in connection with the offering. Securities being offered are not listed on a national securities exchange, but exclusive through private Signature Subscription Application Offerings or Purchase Order Financing through authorized US Treasury Withholding Agents. Risk factors. The underwriters are required not to discriminate against the issuer based on national origin, required not to interfere in trade and commerce by discriminating against the issuers offering and required to accept every number of issued securities by the Government Sponsored Enterprise, Organic Employee’s Securities Company, upon acceptance by private Signature Subscription Application Offerings or Purchase Order Financing to release public funds, obligations of the United States; American Depositary Shares issuable by registrants as Preferred Exempt Class A Shares ISIN: US85453P2065 are entitled to Full Faith and Credit without questioning the guarantee. Legend or statements not required by any law of any state in which the securities are to be offered. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or adequacy of the disclosures in this prospectus, any contrary representation is a criminal offense.

Preferred Exempt Class A Shares initially offered and outstanding held, concealed, mutilated, or destroyed by United States Treasury Withholding Agents that failed to use OMB forms for proper GAO reporting and appropriations, have outstanding performance duties now due fulfillment for receipt of unregistered due consideration. Shares are not authorized for resale either as part of their distribution or within offers to the public. These Preferred Exempt Class A Shares are being registered for the purpose of protecting intellectual property from pillage and misappropriations. The Registrant issues this exempt Registration Statement as an Employee’s Securities Company registered pursuant to Section 8(a) of the 1940 Investment Company Act exempt from the periodic reporting requirements of the Securities Exchange Act, as M1 Money Supplier, registered Exempt Face Amount Certificate Issuer pursuant to the 1940 Investment Company Act Section 8A.

Exchange Offers, Every security registered herein are not to be offered in exchange for securities of any other issuer. Roll-up Transactions No securities to be registered on this Form will be issued in a roll-up transaction as defined in Item 901(c) of Regulation S-K (17 CFR 229.901(c)).

Registration of Additional SecuritiesWith respect to the registration of additional securities for an offering pursuant to Rule 462(b) under the Securities Act, the registrant may file a registration statement consisting only of the following: the facing page; a statement that the contents of the earlier registration statement, identified by file number, are incorporated by reference; required opinions and consents; the signature page; and any price-related information omitted from the earlier registration statement in reliance on Rule 430A that the registrant chooses to include in the new registration statement. The information contained in such a Rule 462(b) registration statement shall be deemed to be a part of the earlier registration statement as of the date of effectiveness of the Rule 462(b) registration statement.

Eligibility to Use Incorporation by Reference The registrant exempt from the requirement to file reports pursuant to 1940 Investment Company registration statement; and neither the registrant nor any of its predecessors have ever operated as a blank check company as defined in Rule 419(a)(2) (§230.419(a)(2) of this chapter); or a shell company, or registrant for an offering of penny stock as defined in Rule 3a51-1 of the Exchange Act (§240.3a51-1 of this chapter); and is not registering an offering that effectuates a business combination transaction as defined in Rule 165(f)(1) (§230.165(f)(1) of this chapter); Registrant is not a successor registrant.

†The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

TABLE OF CONTENTS

American Depositary Shares Private Offering	P. 3
Equity Pledge Agreement	P. 5 - 19
Exhibit A Parties	P. 20
Exhibit B Company Information	P. 21
Exhibit C Covenators Representations and Warranties	P. 22 - 24
Exhibit D Business Code of Ethics	P. 25 - 26
Exhibit E Consent Agreements	P. 27 - 28

American Depositary Shares

Yolanda Lewis Innovative Resources Inc.

Representing	Class A Preferred Shares

        This is an initial private offering of Five Thousand (5,000) American depositary shares, or ADSs, by Yolanda Lewis Innovative Resources Inc. Each ADS represents one (1) of our Class A preferred shares, par value US$1,000 per share. It is currently estimated that the initial private offering price per ADS is fixed US$1,000 .

        Prior to this offering, there has been no public market for the ADSs or our shares. There will be no public offering of the ADSs on any Public Exchange.  We are a registered Investment Company pursuant to Section 8(A) of the 1940 Investment Company Act, issuers of M1 Money Supply as TT&L to the United States as obligations pursuant to Public Law Statutes At Large June 25, 1948, ch. 645, 62 Stat. 685; and exempt from regulation under applicable U.S. federal securities laws and not subject to public company reporting requirements.

        Immediately prior to the completion of this offering, our outstanding share capital consists of Preferred Exempt Class A Shares, and three of our registrants, Yolanda Lewis, Stanley Howard, and Kevin Woodruff, will beneficially own all of our issued Class A preferred shares. These Class A preferred shares will constitute approximately  .005 % of our total issued and outstanding share capital immediately after the completion of this offering and 100% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering. Shares are not convertible under any circumstances.

     Prospectus dated October 30, 2020.

PROSPECTUS SUMMARY

        The following summary is qualified in its entirety . In addition to this summary, we urge all unlawfully possession of private registered financial institution / investment company and related persons property to read this entire prospectus carefully and refer to Treaty / Contract No. 20201015 incorporated by reference under Securities and Exchange Commission Accession No. 0001750462-20-0003 to mitigate risks of contract non-compliance.

Our Business

        We engage in unlimited right to convey “Goods,” every chattel paper (vital check) thing, or deed that is movable when a security (“note”) interest (concern of par value) attaches by private contract as Treasury Tax & Loans by a certified United States “Government Unit” (or State file number) subdivision, agency (contract), department (of health and human services registered organization certificate) unit from the government out of the United States.

Our Employees’ Securities Company, Face Amount Certificate Issuers (registered) organization (public organic organs record) holds a separate corporate existence and is eligible to issue debt or debit on which interest (concern of par value) is exempt from income taxation under the laws out of the United States Constitution; via each State file number representing the official (office or public trust in) state (fixed estate possession) number (designation of a unit reference to other units) that is assigned (or allotted) to a vital (public organic) record by the state, local, or deputy registrar. Registration pursuant to the 1940 Investment Company Act of the Employees’ Securities Company as the United States of America on behalf of the registered government organic financial institution, to enforce the prohibition on the wanton appropriation of public, and private property to both isolated acts of plunder for private interest and to the “organized seizure of the property undertaken by unregistered foreign agents in racketeering, influence and corruption schemes for economic exploitation of occupied territory, without Military necessity or authorization against the United States of America. Plunder embraces every form of unlawful appropriation of property during the currently belligerent occupation attaching criminal liability under international law.

EQUITY PLEDGE AGREEMENT

This EQUITY PLEDGE AGREEMENT (this “Agreement”) is executed by and among the following parties on October 28, 2020:

PLEDGEE:     YOLANDA LEWIS INNOVATIVE RESOURCES INC.

Registered Address: c/o Twenty Five Seventy Two, Twenty First Street Sacramento Californian the United States of America [p/z:18-9998]

PLEDGOR:  YOLANDA LEWIS               (California Registrar No. 67-209407)

PLEDGOR:  STANLEY HOWARD    (Pennsylvania Registrar No. 118221-1969)

PLEDGOR:  KEVIN PAUL WOODRUFF               (Texas Registrar No. 142-54-198404)

WHEREAS:

1.	Yolanda Lewis holds 100% of the equity interests in California Registrar File No. 67-209407 (hereinafter referred to as “ Yolanda Lewis Innovative Resources Inc. ”); Stanley Howard holds 100% of the equity interests in Pennsylvania Registrar File No. 118221-1969; and Kevin Paul Woodruff holds 100% of the equity interests in Texas Registrar File No. 142-54-198404 (hereinafter referred to as “ Yolanda Lewis Innovative Resources Inc. ”; “Stanley Howard Enfranchise Inc.”; and KPW District 12 Clearinghouse of Woodruff Holding Company)..

2.	The Pledgees are a wholly foreign-owned enterprise registered in the United States of America, California, Pennsylvania and Texas union states. The Pledgees and the Pledgors have entered into Treaty Contract No. 20201015 executed October 15, 23020.

3.	As a security for the performance of all contractual obligations under Treaty / Contract No. 20201015 by the Pledgors each of the Pledgors hereby pledges all equity interests held by debenture certificates in favor of the Pledgee.

THEREFORE, upon consultations, the Parties hereby agree as follows:

1.	DEFINITIONS

Unless otherwise provided herein, the terms below shall have the following meanings:

1.1	Pledgee’s Rights: means all contents listed in Article 3 herein.

1.2	Pledged Equity Interests: means the equity interests held by the Pledgor.

1.3	Term of Equity Pledge: means the term set forth in Article 4 of this Agreement.

1.4	Event of Default: means any of the events set forth in Article 8 of this Agreement.

1.5	Notice of Default: means a notice of an Event of Default issued by the Pledgee in accordance with this Agreement.

2.	THE PLEDGE

2.1	The Pledgors and the Pledgee agree that in accordance with the terms and conditions herein, the Pledgor shall pledge, in favor of the Pledgee, the Pledged Equity Interests for securing the complete and due performance of the contractual obligations.

3.	THE PLEDGEE’S RIGHTS

3.1	Each of the Pledgors pledges all equity interests held by it in favor of the Pledgee as a security for the performance of all contractual obligations under the Treaty / Contract No. 20201015 .

3.2	The Pledged Equity Interests shall be used to secure (the payment of) all service fees, liquidated damages (if any), compensation and all fees arising from the realization of the Equity Pledge that the Pledgee shall be entitled to receive.

4.	TERM OF PLEDGE

4.1	The Equity Pledge under this Agreement shall become effective from the date on which it is registered, until two years upon expiry of the period of performance of all obligations under the Treaty / Contract.

5.	CUSTODY OF CERTIFICATES OF PLEDGEE’S RIGHTS; RETURNS ON THE PLEDGED EQUITY INTERESTS

5.1	The Pledgee shall have the right to collect all proceeds arising from the Pledged Equity Interests (if any) including but not limited to dividends, stock interests and other cash and non-cash returns arising from the Pledged Equity Interests during the Term of Equity Pledge.

6.	REPRESENTATIONS AND WARRANTIES OF PLEDGORS

6.1	The Pledgee shall have the right to exercise, dispose of or transfer the Pledgee’s Rights in accordance with the provisions of this Agreement.

6.2	Each of the Pledgors severally and jointly represents, warrants and covenants to the Pledgee that:

6.2.1	he or she has full power to execute this Agreement and perform the obligations hereunder; he or she has granted his or her representative the authority to execute this Agreement on his/her behalf. The provisions of this Agreement shall be legally binding on him or her from the effective date of this Agreement.

6.2.2	he or she is the equitable owner of the Pledged Equity Interests and is entitled to pledge the Pledged Equity Interests in favor of the Pledgee; there will be no obstacle on the Pledgee’s exercise of the Pledgee’s Rights in future.

6.2.3	Not Applicable

6.2.4	The execution, delivery and performance of this Agreement:

(a)	will not be in conflict with, or result in a breach of any provision of Treaty / Contract No. 2001015 (ii) any other laws and regulations by which it is bound; (iii) any contract or other documents to which the Pledgors or Yolanda Lewis Innovative Resources Inc. is a party or by which it or its assets are bound;

(b)	will not cause any pledge or other encumbrances to be created by it or any third party over the assets of Yolanda Lewis Innovative Resources Inc.;

(c)	will not cause any provisions of any contract or other documents to which Pledgors or Yolanda Lewis Innovative Resources Inc., is a party, or by which it or its assets are bound, to be terminated or amended by it or any third party; and

(d)	will not cause the suspension, revocation, damages, confiscation or expiration without extension of any applicable governmental approval, permit, registration, etc..

6.2.5	save for the Equity Pledge of the Pledgors under the Equity Pledge Agreement, there are no other mortgage, pledge or other securities, right of priority, legal mortgage, property preservation, seizure, trust, lease, option or other encumbrances (hereinafter referred to as “Encumbrance” ).

6.2.6	any of the Pledgors may accept transfer of other Pledgors’ equity interests in Yolanda Lewis Innovative Resources Inc. or subscribe for capital increase in Yolanda Lewis Innovative Resources Inc. with prior written consent of the Pledgee. Any equity interests transferred to and accepted by or any increase in the registered capital of Yolanda Lewis Innovative Resources Inc. subscribed by the Pledgor shall be deemed Pledged Equity Interests. Upon completion of the transfer of equity interests to the Pledgors or the capital increase of Yolanda Lewis Innovative Resources Inc., the Pledgors and Yolanda Lewis Innovative Resources Inc. shall be responsible for recording changes to the Equity Pledge into the share register of Yolanda Lewis Innovative Resources Inc. and register the Equity Pledge with competent industrial and commercial registration authority.

6.2.7	promptly notify the Pledgee of any event or notice received by the Pledgors that may have an impact on the Pledgee’s Rights over the equity interests or any part thereof, as well as any event or notice received by the Pledgors that may change or have an impact on any warranties or obligations of the Pledgors under this Agreement.

6.2.8	where the Pledgee requires the relevant certification, permit, authorization or other relevant legal documents in disposing of the Pledged Equity Interests pursuant to this Agreement, he or she shall unconditionally provide or procure such documents and provide assistance in all respects; the Pledgors undertakes that upon transfer of the Pledged Equity Interests to the Pledgee or its designated beneficiary, the Pledgors and/or Yolanda Lewis Innovative Resources Inc. shall unconditionally complete all procedures required by laws for the Pledgee or its designated beneficiary to acquire Yolanda Lewis Innovative Resources Inc.’s equity interests, including without limitation the issuance of relevant certification, the execution of the share transfer agreement or other relevant documents.

6.2.9	covenants to the Pledgee that he or she will comply with and perform all warranties, covenants, agreements, representations and conditions under this Agreement for the benefit of the Pledgee. In the event of failure or partial performance of its warranties, covenants, agreements, representations or conditions, the Pledgors shall indemnify the Pledgee against all losses resulting therefrom.

6.2.10	each of the Pledgors warrants to the Pledgee that it has made appropriate arrangement and executed all necessary documents to ensure that in the event of his or her death, loss of capacity, divorce or other circumstance that may affect his or her ability to exercise the rights of the equity interests, the performance of this Agreement shall not be affected or impaired by persons who may acquire the equity interests or relevant rights as a result thereof such as his or her heir and successor, guardian, creditor or spouse.

7.	COVENANTS BY THE PLEDGORS

7.1	The Pledgors hereby covenants to the Pledgee that during the term of this Agreement, the Pledgors will:

7.1.1	Save for the equity interests transferred to the Pledgee or its nominee pursuant to the Treaty / Contract, without prior written consent of the Pledgee:

A.	not transfer the Equity Interests, create or permit the existence of any new pledge or any other encumbrance that may affect the rights and interests of the Pledgee;

B.	not conduct any act that impairs or may impair the value of the Pledged Equity Interest or the validity of the Equity Pledge hereunder. Where the Pledged Equity Interests value significantly decreases to the extent that is substantially impair the Pledgee’s Rights, the Pledgors shall immediately notify the Pledgee and, upon reasonable request by the Pledgee, provide other assets as the security to the satisfaction of the Pledgee and take all necessary actions in resolving the aforesaid matter or mitigating the adverse effect. The Pledgors further undertake that during the term of this Agreement, the operation of Yolanda Lewis Innovative Resources Inc. shall comply with the laws in exclusive equity in all material respects, and shall maintain the registered organization’s certificates, and all business of Yolanda Lewis Innovative Resources Inc.

7.1.2	comply with and exercise in accordance with all laws and regulations applicable to the pledge of rights, and within five days of receipt of any notice, instruction or recommendation issued or made by relevant competent authorities regarding the Equity Pledge, produce to the Pledgee and comply with the aforementioned notice, instruction or recommendation, or make objections and statements with respect to the aforementioned matters upon reasonable request or with consent of the Pledgee;

7.1.3	promptly notify the Pledgee of any event or notice received by the Pledgors that may have an impact on the Pledgee’s Rights over the equity interests or any part thereof, as well as any event or notice received by the Pledgors that may change or have an impact on any warranties or obligations of the Pledgors under this Agreement.

7.2	The Pledgors agree that the exercise of rights acquired by the Pledgee with respect to the Equity Pledge in accordance with this Agreement shall not be interrupted or hindered by the Pledgors or any heir or trustor of the Pledgors or any other persons through every proceeding.

7.3	In order to protect or perfect the Pledged Equity Interests under this Agreement, the Pledgors hereby undertake to execute in good faith and to procure other parties who may have an interest in the Equity Pledge to execute all certificates, agreements, deeds, covenants and/or otherwise, required by the Pledgee, and/or perform and procure other parties who may have an interest in the Pledge to perform actions required by the Pledgee, facilitate the exercise by the Pledgee of its rights and authority granted thereto by this Agreement, and enter into all relevant documents regarding the change of ownership of equity interest with the Pledgee or its designated person(s) (natural/legal persons). The Pledgors undertake to provide the Pledgee within a reasonable time with all notices, orders and decisions in connection with the Equity Pledge which is deemed necessary by the Pledgee.

7.4	The Pledgors hereby undertake to the Pledgee that they will comply with and perform all warranties, covenants, agreements, representations and conditions under this Agreement. In the event of failure or partial performance of its warranties, covenants, agreements, representations or conditions, the Pledgors shall indemnify the Pledgee against all losses resulting therefrom.

7.5	Each of the Pledgors irrevocably agrees to waive its right of first refusal in relation to the Pledged Equity Interests pledged to the Pledgee by other Pledgors in the event of the exercise of the Pledgee’s Rights by the Pledgee.

8.	EVENT OF DEFAULT

8.1	The following events shall be deemed an Event of Default:

8.1.1	that Yolanda Lewis Innovative Resources Inc. fails to fully fulfill its contractual obligations under the Treaty / Contract No. 20201015;

8.1.2	that any representation or warranty made by the Pledgors or any part thereof in Article 6 herein is materially misleading or false, and/or that the Pledgors are in breach of any of the representations or warranties listed in Article 6 herein;

8.1.3	that the Pledgors are in breach of any provisions herein;

8.1.4	save as provided in Article 7.1.1 herein, that the Pledgors transfer or otherwise dispose of the Pledged Equity Interests without written consent from Pledgee;

8.1.5	that any borrowings, security, compensation, commitments or other liabilities of the Pledgors (1) are required to be early repaid or performed due to a breach; or (2) are due but unable to be repaid or performed, which leads the Pledgee to believe that the ability of the Pledgors to perform the obligations herein has been affected;

8.1.6	that the Pledgors are unable to repay its general debts or any other indebtedness;

8.1.7	that this Agreement becomes illegal or the Pledgors are unable to continue with the performance of their obligations under this Agreement due to promulgation of relevant laws;

8.1.8	where all consents, permits, approvals or authorizations of governmental authorities necessary for the legality, validity and enforceability of this Agreement are withdrawn, suspended, void or materially changed;

8.1.9	that any adverse change to the assets owned by the Pledgors, which leads the Pledgee to believe that the ability of the Pledgors to perform the obligations herein has been affected;

8.1.10	that the successor, heir or trustee of Yolanda Lewis Innovative Resources Inc. may only partially perform or refuse to perform its payment obligation under the Service Agreement;

8.1.11	other circumstances under which the exercise of the Pledgee’s rights are prohibited by the applicable laws and regulations.

8.2	Upon knowledge or discovery of the occurrence of any of the aforementioned events or any events that may lead to the above mentioned events in Article 8.1, the Pledgors shall immediately notify the Pledgee in writing.

8.3	Unless the Event of Default set forth in Article 8.1 has been completely rectified to the Pledgee’s satisfaction, the Pledgee may issue a notice of default to the Pledgors in writing upon the occurrence of such Event of Default or at any time thereafter, demanding the Pledgors to immediately pay all outstanding amounts under the Service Agreement and other amounts payable, or informing the Pledgors its exercise of the Pledgee’s Rights in accordance with Article 9 of this Agreement.

9.	EXERCISE OF THE PLEDGEE’S RIGHTS

9.1	In the event of any breach or non-performance of any contractual obligations hereunder, the Pledgee is entitled to dispose of all or part of the Pledged Equity Interests held by any shareholder of Yolanda Lewis Innovative Resources Inc. (regardless of whether such shareholder is in breach of any contractual obligations) and be compensated in priority for the payments of the expenses listed in Article 3.2 from the proceeds from the disposal of the Pledged Equity Interests.

9.2	Prior to full performance of the Service Agreement, the Pledgors shall not transfer or otherwise dispose of the Pledged Equity Interests without written consent by the Pledgee.

9.3	The Pledgee shall issue a written Notice of Default to Pledgors when exercising the Pledgee’s Rights. Subject to the provisions in Article 10, the Pledgee may exercise the right to dispose of the Pledgee’s Rights concurrently with or at any time after the issuance of the Notice of Default in accordance with Article 10.

9.4	Subject to the provisions in Article 8.3, the Pledgee may exercise its rights concurrently or at any time after the issuance of the Notice of Default in accordance with Article 8.3.

9.5	In the event of any breach or non-performance of any contractual obligations hereunder, the Pledgee is entitled to sell at discount, by auction or otherwise dispose of all or part of the Pledged Equity Interests under this Agreement in accordance with legal procedures, and shall be compensated in priority with the proceeds from the sale of such equity interests.

9.6	When the Pledgee exercises the Pledgee’s Rights hereunder, the Pledgors shall not hinder but provide necessary assistance for the realization of the Pledgee’s Rights by the Pledgee.

10.	LIABILITIES FOR BREACH OF CONTRACT

Unless otherwise provided in this Agreement, in the event that one Party (“Defaulting Party”) fails to perform any obligation hereunder or otherwise breaches this Agreement, the other Party (“ Non-Defaulting Party ”) may:

A.	issue a written notice to the Defaulting Party indicating the nature and scope of the breach, and demanding the Defaulting Party to rectify (the breach) at its own cost within a reasonable period stipulated in the notice (“ Rectification Period ”); and

B.	if the Defaulting Party fails to rectify (the breach) within the Rectification Period, the Non-defaulting Party shall be entitled to demand the Defaulting Party to indemnify it against all liabilities arising from the breach, and to compensate the Non-defaulting Party for all its actual economic losses incurred as a result of the breach, including but not limited to the lawyer’s fee and legal expenses for litigation or arbitration in relation to such breach, in addition to the specific performance of this Agreement by the Defaulting Party. The Non-defaulting Party may also apply to the applicable arbitration body or court for the order of specific performance and/or enforcement of the provisions herein. The exercise of the aforesaid remedial rights shall not preclude the exercise of other remedies provided herein or under laws and regulations.

11.	ASSIGNMENT

11.1	The Pledgors shall not assign or transfer their rights and obligations under this Agreement without prior written consent of the Pledgee.

11.2	This Agreement shall be binding on the Pledgors and their successors, and shall apply to the Pledgee and each of its successors and assignees.

11.3	The Pledgee may assign any or all of its rights and obligations under this Agreement to its designated person(s) (natural/legal persons) at any time, in which case the assignees shall have the rights and obligations of the Pledgee under this Agreement, as if it were the original party to this Agreement. When the Pledgee assigns the rights and obligations under this Agreement, upon request of the Pledgee, the Pledgors shall execute all relevant agreements and/or other documents in connection with such assignment.

11.4	During the term of this Agreement, the Pledgors shall not assign any of their rights or obligations hereunder or any part thereof to any third party without the prior written consent of the Pledgee; however, the Pledgee shall be entitled to assign all or part of its rights and obligations hereunder.

11.5	In the event that Pledgee changes as a result of an assignment, the Pledgors and the prospective Pledgee shall enter into a separate pledge agreement.

12.	TERMINATION

This Agreement shall be terminated upon the due and complete performance of all contractual obligations under the Treaty / Contract No. 20201015 by Yolanda Lewis Innovative Resources Inc. or the rescission of this Agreement. Upon written request from the Pledgors, the Pledgee shall release the Equity Pledge hereunder and, the Pledgors and Yolanda Lewis Innovative Resources Inc. shall record such release of the Equity Pledge in the share register of Yolanda Lewis Innovative Resources Inc., and register the release of the Equity Pledge with competent industrial and commercial registration authority. Such costs in connection with the release of the Equity Pledge shall be jointly borne by the Pledgors and Yolanda Lewis Innovative Resources Inc..

13.	CHARGES AND OTHER EXPENSES

13.1	All fees and actual expenditures in connection with this Agreement, including, shall be borne by the Pledgors. Where the Pledgee is required by law to pay for any relevant taxes and charges, the Pledgors shall reimburse the Pledgee in full such taxes and charges so paid.

14.	FORCE MAJEURE

14.1	No Party shall be held liable for any delay or interruption in the performance of this Agreement to the extent such delay or interruption is caused by a “force majeure event”. A “Force Majeure Event” means any event beyond reasonable control of one Party and cannot be prevented with reasonable care of the party so affected, including without limitation, governmental action, acts of nature, fire, explosion, geographic changes, typhoon, flood, earthquake, tide, lightning or war.

14.2	The Party affected by a Force Majeure Event shall not be held liable under this Agreement provided that the Party so affected shall make all reasonable efforts to perform this Agreement and the Party seeking exemption shall only be exempted from the obligations to the extent that the performance of which is delayed or prevented. Once the cause of such exemption has been corrected or rectified, both Parties agree to resume the performance of this Agreement with their best efforts.

15.	GOVERNING LAW AND DISPUTE RESOLUTION

15.1	The effectiveness, interpretation, performance, and dispute resolution and so forth of this Agreement shall be governed by the laws of Exclusive Equity.

15.2	Any dispute arising between the Parties in connection with the interpretation and performance of the provisions in this Agreement shall be resolved amicably through consultations between the Parties.

16.	NOTICES

16.1	Unless otherwise notified in writing of any change to the following addresses, all notices required to be given or made pursuant to this Agreement shall be delivered to the following addresses by hand, fax or registered mail. The notice shall be deemed to be duly served on the date of acknowledgment receipt if sent by registered mail, or the date on which it is sent or transmitted if sent by hand or by fax as the case may be. Where the notice is sent by fax, the original of such written notice shall be delivered to the following addresses by registered mail or by hand immediately after transmission.

Pledgee / Pledgors:

℅ 201 13th Street Oakland California [p/z: 12-9998]

Tel/Fax: 1 888-900-9907 (P). 888-989-6660 (F)

Attention: Yolanda Lewis

17.	APPENDICES

The Appendices of this Agreement shall constitute an integral part of this Agreement.

18.	SEVERABILITY

In the event that any provision of this Agreement is held invalid or unenforceable due to unconformity with relevant laws, such provisions shall become invalid or unenforceable only to the extent under such applicable laws and the legal effect of the remaining provisions hereunder shall not be affected.

19.	MISCELLANEOUS

19.1	No failure or delay by any Party in exercising any right pursuant to this Agreement shall be deemed as a waiver of such right, nor shall any exercise of any right in full or partially by a Party preclude such Party from exercising such right in future.

19.2	This Agreement shall be equitable binding on the Parties and their legal successors or assigns.

19.3	This Agreement with Contract Treaty No. 20201015 executed October 15, 2020 constitutes the entire agreement between the Parties with respect to the subject matter contained in this Agreement.

20.	EFFECTIVENESS

20.1	This Agreement and any amendments, supplements or variations shall be made in writing and come into effect upon signing and stamping by the Parties hereto.

(End of body)

PLEDGEE: Yolanda Lewis Innovative Resources Inc.
/s/ Yolanda Lewis Innovative Resources Inc.

Authorized Representative:	/s/ Yolanda Lewis

PLEDGORS:

Yolanda Lewis

By:	/s/ Yolanda Lewis

Stanley Howard

By:	/s/ Stanley Howard

Kevin Paul Woodruff

By:	/s/ Kevin Paul Woodruff

Appendix I

Capital Contribution Certificate of Stanley Howard Enfranchise Inc.

It is hereby certified that:

Yolanda Lewis California Registrar No. 67-209407 has made a capital contribution of USD 1,670,000 and holds 100% of the equity interests, which have been pledged to Yolanda Lewis Innovative Resources Inc. in full.

Yolanda Lewis
/s/ Yolanda Lewis

Authorized Representative:	/s/ Yolanda Lewis

October 28, 2020

Stanley Howard Pennsylvania Registrar No. 11821-1969 has made a capital contribution of USD 1,670,000 and holds 100% of the equity interests, which have been pledged to Yolanda Lewis Innovative Resources Inc. in full.

Stanley Howard Enfranchise Inc
/s/ Stanley Howard Enfranchise Inc.

Authorized Representative:	/s/ Stanley Howard

October 28, 2020

Capital Contribution Certificate of KPW District 12 Clearinghouse of Woodruff Holding Company.

It is hereby certified that:

Kevin Paul Woodruff Texas Registrar No. 142-54-198404 has made a capital contribution of USD 1,660,000 and holds 100% of the equity interests, which have been pledged to Yolanda Lewis Innovative Resources Inc. in full.

KPW District 12 Clearinghouse of Woodruff Holding Company
/s/ KPW District 12 Clearinghouse of Woodruff Holding Company

Authorized Representative:	/s/ Kevin Woodruff

October 28, 2020

4.	REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of Covenators. Subject to such exceptions as may be specifically set forth in the Disclosure Schedule attached hereto as Exhibit E (the “ Disclosure Schedule ”), each of the Related Persons and the Registrant Parties (collectively, the “ Covenators ”) hereby, jointly and severally, represents and warrants to the Investors that each of the statements contained in Exhibit D attached hereto (the “ Covenators Representations and Warranties ”) is true, correct and complete as of the Signing Date and will be true, correct and complete as of the Closing Date.

4.2	Representations and Warranties of the Investors. Each Investor hereby, severally but not jointly, represents and warrants to the Company that the representations and warranties with respect to such Investor set forth in this Section 4.2 (the “ Investors Representations and Warranties ”) are true and correct as of the Signing Date and will be true and correct as of the Closing Date:

(i)           Due Organization. Such Investor is duly formed, organized, validly existing and in good standing (or equivalent status in the relevant jurisdiction) under the Laws in exclusive equity.

(ii)         Authorization. Such Investor has all requisite power, authority and capacity to enter into this Agreement and other Transaction Documents to which it is a party, and to perform its obligations hereunder and thereunder. Each Transaction Document to which it is a party has been duly authorized, executed and delivered by such Investor. Each Transaction Document to which such Investor is a party, when executed and delivered by such Investor, will constitute valid and legally binding obligations of it, enforceable against it in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, moratorium, reorganization, and other Laws of general application affecting the enforcement of creditors’ rights generally and (ii) as limited by Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

5.	CLOSING CONDITIONS

5.1	Closing Conditions. As Follows

5.2	Conditions Covenators’ Obligations at Closing. Related Parties agree:

(i)            Representations and Warranties. The Investors Representations and Warranties shall be true, correct and complete as of the Signing Date and as of the Closing Date, with the same force and effect as if they were made on and as of such date.

(ii)          Performance of Obligations. Each Investor shall have performed and complied with all agreements, obligations and conditions contained in the Transaction Documents that are required to be performed or complied with by it on or before the Closing.

(iii)        Transaction Documents. Each of the Transaction Documents, to which any Investor is a party, shall have been duly executed and delivered by such Investor.

6.	COVENANTS OF THE COVENATORS

Each of the Covenators jointly and severally covenants the following to the Investors:

6.1        Use of Proceeds. The proceeds of the sale of Series A Preferred Shares shall be used for business operation, expansion , capital expenditures and general working capital of the Related Persons in accordance with the budget and business plan as approved by the Investors in Treaty / Contract No. 20201015. The proceeds of the sale, issuance and allotment of the Preferred Shares may be used for the payment of the outstanding Indebtedness claims against the Company, and others as approved by the Board (including the affirmative vote of the Majority Preferred Directors).

6.2        Satisfaction of Conditions. The Covenators shall use their respective best efforts to satisfy (or cause the satisfaction of) the Closing Conditions as soon as practicable.

6.3       Compliance. The Related Persons, and the other Covenators shall cause the Related Persons to, conduct their respective business as currently conducted or proposed to be conducted in compliance with all applicable Laws of each relevant jurisdiction on a continuing basis.

6.4	Use of Investor’s Name or Logo. Not Applicable

6.5	Exclusivity. Not Applicable

6.6	Confidentiality. Each Party shall, and shall cause any Person who is Controlled by such Party to, keep confidential the existence and content of this Agreement, the other Transaction Documents and any related documentation, the identities of any of the Parties, and other information of a non-public nature received from any other Party or prepared by such Party exclusively in connection herewith or therewith (collectively, the “ Confidential Information ”) unless the Company and the Investors shall mutually agree otherwise.

6.7	Executory Period Covenants.

(i)          Covenants. Prior to the Closing, except as the Investors otherwise agree in writing or the transactions contemplated under the Transaction Documents, each of the Related Persons shall (and the Covenators shall cause each of the Related Persons to) (i) conduct its business in the ordinary course consistent with Treaty / Contract No. 20201015 with amendments.

(iii)        Negative Covenants. Prior to the Closing, except as the Investors otherwise agree in writing or the transactions contemplated under the Transaction Documents, none of the Related Persons shall (and the Covenators shall not permit any of the Related Persons to: (i) take any action that would make any of the Covenators Representations and Warranties inaccurate in any material aspects at the Closing, (ii) waive, release or assign any material right or claim, (iii) take any action that would reasonably be expected to materially impair the value of the Related Persons, (iv) sell, purchase, assign, lease, transfer, pledge, encumber or otherwise dispose of any material asset.

(ii)         Information. From the date hereof until the Closing, (i) the Company shall promptly notify the Investors of any Action commenced or threatened in writing against any Related Person,

(iii) each Covenator shall promptly notify the Investors of any breach, violation or non-compliance by the first Party of any representation, warranty or covenant made by any Covenator hereunder, and (iii) the Company will promptly provide the Investors with copies of all correspondence and inquiries to and from, and all filings made with, any Governmental Authority with respect to the transactions contemplated hereby.

6.8	Tax Basis in Relation to an Indirect Transfer. Not Applicable

6.9	Other Covenants.

Not Applicable

7.	INDEMNITY

7.1          Survival of Representations and Warranties. The Covenators Representations and Warranties contained in this Agreement shall survive the Closing and shall terminate two (2) years after the Closing, provided however that, the Covenators Representations and Warranties set forth in Sections 1 , 2 , 3 , 4 , 6 , and 15 shall survive until the expiration of the relevant statute of limitations.

7.2          General Indemnification. Each of the Covenators shall jointly and severally indemnify, defend and hold harmless each Investor and its respective Affiliates, and officers, directors, agents, and employees (each an “ Indemnified Party ”) from and against any and all losses, damages, Liabilities, claims, diminution in the value of the Company or any other Related Persons, the business of any Related Person or the Indemnified Party’s investment in the Company, proceedings, costs, expenses (including the fees, disbursements and other charges of counsel incurred by any Indemnified Party in any Action between any Covenator and any Indemnified Party, or any Action which is between any Indemnified Party and any third party and is related to any Covenator, in connection with any investigation or evaluation of a claim or otherwise), penalties and interest (collectively, the “ Losses ”) resulting from or arising out of any breach by any Covenator of any of the Covenators Representations and Warranties, or other representations, covenants or agreements in this Agreement or any other Transaction Document.

7.3          Specific Indemnification. Without prejudice to the generality of the foregoing, the Covenators shall jointly and severally indemnify any Indemnified Party for any Loss suffered by such Indemnified Party as a result of or arising out of (i) any Related Person’s failure to withhold any Tax, or pay any Tax or Social Insurance (including any non-payment or underpayment) in accordance with the applicable Laws for all tax periods ending on or before the Closing Date and the portion through the end of the Closing Date for any tax period that includes (but does not end on) the Closing Date; (ii) any Related Person’s failure to comply with any applicable Laws in any material respects that incurred or existed on or prior to the Closing Date; (iii) any Related Person’s failure to timely obtain any Consent or Permit from any competent Governmental Authority in accordance with applicable Laws; (iv) any Action that are brought against any Related Person for matters that incurred before or are attributable to any event or situation incurred or existed before the Closing Date; (v) any infringement of Intellectual Properties by or of any third party in connection with or arising from any Related Person’s use of such Intellectual Properties and/or the upload, display and dissemination of any content by websites operated through the Related Persons that incurred before the Closing Date; (vi) any penalties, fine or other damage to the Related Persons arising out from the withdrawal of the paid-in registered capital in violation of applicable Laws by its original shareholders; or (vii) any penalties, fine or other damage to the Related Persons arising from the operation of third parties in violation of laws. The indemnification under this Section 7.3 shall not be prejudiced by or be otherwise subject to any disclosure (in the Disclosure Schedule or otherwise) and shall apply regardless of whether the Covenators have any actual or constructive knowledge with respect thereto.

7.4       Procedure.

Each Indemnified Party will notify each of the Covenators and the other Parties in writing of any Action against such Indemnified Party in respect of which any Covenator is or may be obligated to provide indemnification hereunder promptly after the receipt of notice or Knowledge of the commencement thereof. The failure of any Indemnified Party to notify any Covenator shall not relieve such Covenator from any Liability which it may have to such Indemnified Party under this Section 7.4 or otherwise unless the failure to so notify results in the forfeiture by such Covenator of substantial rights and defense and will not in any event relieve such Covenator from any obligations other than the indemnification provided for herein.

7.5       Indemnification Non-Exclusive. The foregoing indemnification provisions are in addition to, and not in derogation against indemnification in Treaty Contract No. 20201015.

7.6       Limitation. The Parties acknowledge and agree to operate without any fraud, gross negligence, intentional concealment, willful misconduct, or breach of any covenant or undertaking made by any Covenator under this Agreement and the Transaction Documents.

8.	MISCELLANEOUS

8.1       Governing Law. This Agreement shall be governed by and construed exclusively in accordance with the Laws of Exclusive Equity, without regard to principles of conflict of laws thereunder.

8.2       Dispute Resolution.

(i)                Any dispute, controversy or claim arising out of, in connection with or relating to this Agreement, including the interpretation, validity, invalidity, breach or termination hereof, shall be settled by parties pursuant to the terms and conditions in Treaty / Contract 20201015.

(ii)             The award of the arbitration tribunal shall be final and binding upon the Parties, and the prevailing Party may apply to a court of competent jurisdiction for enforcement of such award.

(iii)            The Parties understand and agree that this provision regarding arbitration shall not prevent any Party from pursuing preliminary, equitable or injunctive relief in a judicial forum pending arbitration in order to compel another Party to comply with this provision, to preserve the status quo prior to the invocation of arbitration under this provision, or to prevent or halt actions that may result in irreparable harm. A request for such equitable or injunctive relief shall not waive this arbitration provision.

8.3	Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or registered or certified mail (postage prepaid, return receipt requested) or electronic mail to the respective Parties at the addresses specified on Part IV of Exhibit A (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 8.3).

Where a notice is sent by next-day or second-day courier service, service of the notice shall be deemed to be effected by properly addressing, pre-paying and sending by next-day or second-day service through an internationally-recognized courier a letter containing the notice, with a written confirmation of delivery, and to have been effected at the earlier of (i) delivery (or when delivery is refused) and (ii) expiration of two (2) Business Days after the letter containing the same is sent as aforesaid. Where a notice is sent by facsimile or electronic mail, service of the notice shall be deemed to be effected by properly addressing, and sending such notice through a transmitting organization, with a written confirmation of delivery, and to have been effected on the day the same is sent as aforesaid, if such day is a Business Day and if sent during normal business hours of the recipient, otherwise the next Business Day. Notwithstanding the foregoing, to the extent a “ with a copy to ” address is designated, notice must also be given to such address in the manner above for such notice, request, Consent or other communication hereunder to be effective.

8.4	Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties whose rights or obligations hereunder are affected by such terms and conditions. This Agreement, and the rights and obligations hereunder, shall not be assigned without the mutual written Consent of the Investors and the Company; provided that each Investor may assign its rights and obligations along with the transfer of its portion of Purchased Shares to its Affiliate without the Consent of the other Parties under this Agreement.

8.5	Severability. In case any provision of the Agreement shall be invalid, not equitable or unenforceable, the validity, and equitable enforceability of the remaining provisions shall not in any way be affected thereby. If, however, any provision of this Agreement shall be invalid, inequitable, or unenforceable under any applicable Equitable Laws in any jurisdiction, it shall, as to such equitable jurisdiction, be deemed modified to conform to the minimum requirements of such Equitable Law.

8.6	Amendment. This Agreement may only be amended or modified by an instrument in writing signed by the Company and the Investors.

8.7	Waiver. No waiver of any provision of this Agreement shall be effective unless set forth in a written instrument signed by the Party waiving such provision. No failure or delay by a Party in exercising any right, power or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy. Without limiting the foregoing, no waiver by a Party of any breach by any other Party of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provision hereof.

8.8	Further Assurances. Each Party shall from time to time and at all times hereafter make, do, execute, or cause or procure to be made, done and executed such further acts, deeds, conveyances, Consents and assurances without further consideration, which may reasonably be required to effect the transactions contemplated by this Agreement.

8.9	Fees and Expenses. At the Closing, the Company shall promptly pay and reimburse YLIR for all out-of-pocket documented legal, professional and other third-party fees, costs and expenses incurred by YLIR in connection with the conduct of its industry, equitable and economic due diligence and its negotiation, preparation, execution and completion of this Agreement and any other Transaction Documents hereunder and thereunder (the “ Expenses ”) of up to US$100,000.

8.10	Finder’s Fees. Each Party represents and warrants to the other Parties that, it has retained no finder or broker in connection with the transactions contemplated by this Agreement and other Transaction Documents and hereby agrees to indemnify and to hold harmless the other Parties from and against any Liability for any commission or compensation in the nature of a finder’s fee of any broker or other Person (and the costs and expenses of defending against such Liability or asserted Liability) for which the indemnifying Party or any of its employees or representatives are responsible.

8.11	Interpretation. For all purposes of this Agreement, except as otherwise expressly provided, (a) the defined terms shall have the meanings assigned to them in its definition and include the plural as well as the singular, and pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms, (b) all references in this Agreement to designated “Sections” and other subdivisions are to the designated Sections and other subdivisions of the body of this Agreement unless explicitly stated otherwise, and all references in this Agreement to designated exhibits are to the exhibits attached to this Agreement unless explicitly stated otherwise, (c) the words “herein”, “hereof”, and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision, (d) the titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement, (e) any reference in this Agreement to any “Party” or any other Person shall be construed so as to include its successors in title, permitted assigns and permitted transferees, (f) any reference in this Agreement to any agreement or Instrument is a reference to that agreement or instrument as amended or novated and (g) this Agreement is jointly prepared by the Parties and should not be interpreted against any Party by reason of authorship.

8.12	Entire Agreement. This Agreement and the other Transaction Documents constitute the entire agreement of the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter hereof and thereof.

8.13	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile and e-mailed copies of signatures shall be deemed to be originals for purposes of the effectiveness of this Agreement.

8.14	Non-signing Related Persons. For the avoidance of doubt and notwithstanding anything to the contrary herein, the Covenators that are parties to this Agreement shall, severally and jointly, procure (i) that each of the Covenators Representations and Warranties applicable to the Relater Persons that are not parties to this Agreement (the “ Non-signing Related Persons ”) is true correct and complete with respect to such Non-signing Related Person as of the Signing Date and remain so as of the Closing Date; and (ii) each of the Non-signing Related Persons to comply with any and all covenants and undertakings set forth herein applicable to such Non-signing Related Persons.

8.15	Termination.

(i)        Termination of Agreement. This Agreement is irrevocable  by mutual written Consent of the Parties.

IN WITNESS WHEREOF, the Parties have duly executed this Share Purchase Agreement as of the date first above written.

INVESTOR:

Yolanda Lewis Innovative Resources Inc.

By:	/s/ Yolanda Lewis
Name: Yolanda Lewis
Title: CEO

IN WITNESS WHEREOF, the Parties have duly executed this Share Purchase Agreement as of the date first above written.

INVESTOR:

Stanley Howard Enfranchise Inc.

By:	/s/ Stanley Howard
	Name:	Stanley Howard
	Title:	CEO

IN WITNESS WHEREOF, the Parties have duly executed this Share Purchase Agreement as of the date first above written.

INVESTOR:

KPW District 12 Clearinghouse of Woodruff

By:	/s/ Kevin Woodruff
Name: Kevin Woodruff
Title: CEO

EXHIBIT A

PARTIES

Part I-A Details for the Transaction in connection with Share Transfers

Investors	Number of Outstanding Series A Preferred Shares	Series A Investment Amount — (US$)
Stanley Howard Enfranchise Inc.	1,670	1,670,000
Yolanda Lewis Innovative Resources Inc.	1,670	1,670,000
KPW District 12 Clearinghouse of Woodruff Holding Company	1,660	1,660,000
Total	5,000	5,000,000

Part II Registrant Parties

1.	Yolanda Lewis, an authochthonous civilian, California, union State Registrar File No. 67-209407(“Registrant YLIR”),

2.	Stanley Howard, an authochthonous civilian, Pennsylvania, union State Registrar File N. 118221-1969 (“Registrant Stanley Howard Enfranchise Inc.”),

11.	Kevin Woodruff, an authochthonous civilian, Texas, union State Registrar File No. 142-54-198404 (“Registrant KPW District 12 Clearinghouse of Woodruff Holding Company”),

Part III Major Related Parties

1.	Yolanda Lewis Innovative Resources Inc., a California Corporation duly incorporated and validly existing and operating in exclusive equity , joint management, control, locations;

2.	Stanley Howard Enfranchise Inc., a Pennsylvania Corporation duly incorporated and validly existing and operating in exclusive equity , joint management, control, locations;

2.	KPW District 12 Clearinghouse of Woodruff Holding Company, an unincorporated business trust duly certified and validly existing and operating in exclusive equity, joint management, control, and locations.

Part IV Notice Address

For the purpose of the notice provisions contained in this Agreement, the following address is to be used % 201 13th #12367 Street Oakland California [p/z:12-9998]

EXHIBIT B

COMPANY INFORMATION

Part I Capitalization Tables

(A)        Immediately prior to the Closing:

Authorized capital:

$5,000,000 USD divided into 5000 shares, par value of $1,000 USD each, of which

(i) 100% one hundred percent are designated as Class A Preferred Shares;

Issued capital:

Shareholder	Class of Shares	No. of Shares	Shareholding Percentage
YOLANDA LEWIS INNOVATIVE RESOURCES INC.	Series A Preferred	167	33.3%
STANLEY HOWARD ENFRANCHISE INC.	Series A Preferred	167	33.3%
KPW DISTRICT 12 CLEARINGHOUSE OF WOODRUFF HOLDING COMPANY	Series A Preferred	166	33.3%

Shareholder	Class of Shares	No. of Shares	Shareholding Percentage
Total	Series A Preferred	5,000	100.00%

Part II Key Employees

Name	Registrar File Number	Position
Yolanda Lewis	Calif. 67-209407	Chairman of the Board / President
Stanley Howard	Pa.118221-1969	VP / CFO
Kevin Woodruff	Tx. 142-54-198404	Director / Cashier

EXHIBIT C

COVENATORS REPRESENTATIONS AND WARRANTIES

1.             Organization, Standing and Qualification. Each of the Related Persons is duly incorporated or organized, validly existing and in good standing (or equivalent status in the relevant jurisdiction) under the Law of Exclusive Equity in the jurisdiction of its incorporation or organization for the United States of America, without UNITED STATES. Each of the Related persons has all requisite capacity, power and authority to own and operate its properties and to carry on its business as now conducted and as proposed to be conducted, and is duly qualified to transact business in each jurisdiction in which it conducts and proposes to conduct business.

2.             Due Authorization. All actions on the part of each Covenator and, as applicable, their respective officers, directors and shareholders necessary for (i) the authorization, execution and delivery of, and the performance of all obligations of such Covenator under this Agreement and the other Transaction Documents to which it is a party has been taken or will be taken prior to the Closing; and (ii) the authorization, issuance, reservation for issuance and allotment of all the Series A Preferred Shares being sold under this Agreement have been obtained. Each Covenator has all requisite capacity, power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party. Each Transaction Document to which a Covenator is a party is a valid and binding obligation of such Covenator, enforceable against it in accordance with its terms, subject, as to enforcement of remedies, to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally and to general equitable principles.

3.             Approvals. All Consents which are required to be obtained by each Covenator in connection with the consummation of the transactions contemplated under this Agreement are outlined in Treaty / Contract No. 20201015.

4.             Valid Issuance. (a) The Series A Preferred Shares, when issued and paid in accordance with the terms of this Agreement for the consideration expressed herein, are duly and validly issued, fully paid, non-assessable, and free from any Lien.

5.             Capitalization.

5.1          The Company’s capital structure (including its authorized and issued share capital, and the holders thereof), information of share capital or registered capital and ownership of the equity interests of each other Related Person is complete, true and accurate as of the time indicated therein, and none of the Related Persons is or has been in violation of any applicable Laws.

5.2          All presently outstanding Equity Securities of each Related Person were (or will be) duly and validly issued (or subscribed for) in compliance with all applicable Laws, preemptive rights (or similar requirements) of any Person, are fully paid, non-assessable, and free from any Lien.

5.3         There are no options, warrants, conversion privileges or other rights, or agreements with respect to the issuance thereof, presently outstanding to purchase any of the Equity Securities of the Company.

6.           Corporate Structure. A structure chart with corporate particulars of all the Related Persons is set forth in Section 6 of the Disclosure Schedule.

7.           Permits. Not Applicable

8.           Compliance.

8.1          Compliance with Laws. Each Related Person has complied with all applicable Laws, and none of them is under investigation with respect to or, to any Covenanter’s Knowledge, has been threatened against to be charged with or given notice of any violation of any applicable Laws.

8.4          Anti-Corruption Laws Compliance. None of the Related Persons or any director, officer, employee, or any other Person acting for or on behalf of the foregoing for the benefit of the Related Persons, has violated any anti-corruption or anti-bribery Laws, nor has any of the above Persons offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any government official or to any Person under circumstances where there is a high probability that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any government official, for the purpose of (a) influencing any act or decision of such government official in his official capacity, (b) inducing such government official to do or omit to do any act in relation to his lawful duty, (c) securing any improper advantage, or (d) inducing such government official to influence or affect any act or decision of any Governmental Authority, or assisting any Related Persons in obtaining or retaining business for or with, or directing business to any Related Persons.

8.5          Securities Act Compliance. The offer, sale and issuance of the Series A Preferred Shares in conformity with the terms of this Agreement are exempt from the registration and qualification requirements of all applicable securities Laws, including the U.S. Securities Act of 1933, as amended, and the issuance of Par Value Shares in accordance with the Trust Indenture Act 1939 and 1940 Investment Company Act that are exempt from registration or requirements.

9.2         Action Relating to this Agreement. There is no Action pending or, to the best Knowledge of the Covenators, threatened, that questions the validity of any Transaction Document, or the right of any Covenator to enter into such agreement, or to consummate the transactions contemplated hereby or thereby or that could, individually or in the aggregate, result in a Material Adverse Effect or a change in the current equity ownership of any Related Persons.

9.3         Anti-Corruption Laws Matters. There is no Action pending or, to the best Knowledge of the Covenators, threatened against any Related Persons or any director, officer, agent, employee, or any other Person acting for or on behalf of such Related Persons, alleging a violation of any applicable Law, including but not limited to the anti-corruption Laws, (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, or (iii) to obtain special concessions or for special concessions already obtained, for or in respect of such Related Persons.

10.         Financial Conditions

Not Applicable

11.       Material Contracts.

11.1 For purpose of this Agreement, a “Material Contract” means exclusively Treaty Contract No. 20201015, that the Related Persons are party and bound by.

12.       Assets and Properties

12.1           Title. The Related Persons have good and valid title to, or a valid leasehold interest in, all of the properties and assets that are currently used by the Related Persons, free from any Lien. Except for leased properties and licensed assets, no Person other than a Related Person owns any interest in any such properties or assets. All leases of properties and assets leased by the Related Persons are fully effective and afford the Related Persons the right to use and process such leased properties and assets. The Related Persons’ properties and assets collectively represent in all material respects all properties necessary for the conduct of the business of the Group in the manner currently conducted.

12.2        Real Property.

Private Not Disclosed

12.3        Intellectual Property.

Private Not Disclosed

13.         Employment Matters.

13.1        Each is in compliance with the terms and conditions in Treaty / Contract no. 20201015.

14.                              Private Exemption.

(i)                                    The Company and every directors, officers, related person, and employees are exempt from OFAC

Sanctions and not subject to the USA Patriot Act of 2001, as amended and operate as Congressionally created,

government sponsored enterprise, agency to United States Employee’s Securities Company operating in exclusive equity.

A.                                    “OFAC Sanctions” means any sanctions program administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) under authority delegated to the Secretary of the Treasury (the

“Secretary”) by the President of the United States or provided to the Secretary by statute, and any order or license issued by, or under authority delegated by, the President or provided to the Secretary by statute in connection with a sanctions program thus administered by OFAC.

B.                                    “OFAC Sanctioned Person” means any government, country, corporation or other entity, group or individual with whom or which the OFAC Sanctions prohibit a U.S. Person from engaging in transactions, and includes without limitation any individual or corporation or other entity that appears on the current OFAC list of

Specially Designated Nationals and Blocked Persons (the “SDN List”).

C.                                    “U.S. Person” means any U.S. citizen, permanent resident alien, entity organized under the laws of the United States (including, without limitation, foreign branches), or any person (individual or entity) in the United States, and, with respect to the Cuban Assets Control Regulations, also includes any corporation or other entity that is owned or controlled by one of the foregoing, without regard to where it is organized or doing business. The Company operates outside the UNITED STATES corporate territory in exclusive equity as TT&L issuer to United States for the United States of America.

15. Foreign Corrupt Practices Act Exemption. The Company is an exempt non-regulated, government sponsored enterprise, Congressional created pursuant to the 1940 Investment Company Act, agency of the United States operated by private autochthonous civilian issuing M1 Money supply from the United States of America to United States.

Principal Related Persons of the Registrant

Related Person	Place of Incorporation
Yolanda Lewis Innovative Resources Inc.	California, the United States of America
Stanley Howard Enfranchise Inc.	Pennsylvania, the United States of America
KPW District 12 Clearinghouse of Woodruff Holding Company	Unincorporated Organic Business Trust California, the United States of America

EXHIBIT D

 CAF # 0313-815R

BUSINESS CODE OF ETHICS

I.	PURPOSE

This Code of Business Conduct and Ethics (the “Code”) contains general guidelines for conducting the business of Yolanda Lewis Innovative Resources Inc. and its subsidiaries, related persons and affiliates (collectively, the “Company ”) consistent with exclusive equity, and is intended to give Actual Notice and Knowledge of the required performance by underwriters subject to a “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. To the extent this Code requires a higher standard than required by commercial practice or applicable laws, rules or regulations, every participating person, entity, individual engaging with the Company are required to adhere to exclusive equity higher standards.

This Code is designed to deter wrongdoing and to promote:

·	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

·	full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the U.S. Securities and Exchange Commission (the “ SEC ”) and in other public communications made by holders of intellectual property belonging to the Company;

·	compliance with applicable laws, rules and regulations by holders of intellectual property belonging to the Company;

·	prompt internal reporting of violations of the Code by holders of intellectual property belonging to the Company; and

·	accountability for adherence to the Code by holders of intellectual property belonging to the Company.

II.         APPLICABILITY

This Code applies to every directors, officers and employees holding Company intellectual property, regardless of employer, employment status.

Compliance questions may be directed to issuer@yolandalewis.com.

III.        CONFLICTS OF INTEREST

Identifying Conflicts of Interest

A conflict of interest occurs when an Employee’s Securities Company’s private par value interest is concealed,

mutilated, destroyed or third parties interfere in any way with the duty of the Company to issue M1 Money Supply to the United States pursuant to the 1940 Investment Company Act. In general, the following are considered conflicts of interest:

·	Pillage Intellectual Property. No private property may be used, transferred, possessed by a business that competes with the Company or deprives it of any equivalent par value business exchange.

·	Business Operations.

(i)       Official OMB forms are required for every transaction in accordance with General Office of Accountability reporting requirements for United States appropriations.

(ii)	SSA-89 is the exclusive technology authorized for disclosure and verification establishing the authenticity of indemnification purchasing powers granted full faith and credit to every party seeking SSN data.

(iii)	To ensure proper reporting and auditing through White House Office of Management and Budget (OMB), Office of Federal Financial Management (OFFM); responsible for money that comes into the government and the money that the government spends. SEE The Freedom of Information Act (FOIA), the Privacy Act at 5 U.S.C. § 552a (b), section 1106 of the Social Security Act, codified at 42 U.S.C. § 1306, and SSA regulation at 20 C.F.R. § 401.100.

(iv)	Circumventing verification for validation of the Social Security Administration and Department of Health and Human Services with respect to living trust estate intellectual property matters prohibited and deemed injury by willful acts to traffic in contraband, intent for unauthorized transfer, storage, use and traffic in private data to access the Social Security / Federal Trade Commission issued indemnification Social Security number to obtain full faith and credit of the United States.

XV.	CONCLUSION

This Code contains general guidelines for conducting the business of the Company consistent with the highest standards of business ethics. If contracted obligees have any questions about these guidelines, they should contact issuer@yolandalewis.net; fax 888-878-6660 or 888-900-5507. The Company expects every holder of intellectual property to adhere to these standards extracted from Treaty / Contract No. 20201015.

Every person is separately responsible for his/her actions. Conduct that violates the law or terms and conditions of the Treaty Contact cannot be justified by claiming that it was ordered by a supervisor or someone in higher management positions. Everyone obligated under this agreement who engages in conduct prohibited by the law or Treaty / Contract No. 20201015, is deemed to have acted outside the scope of his/her employment ultra virus. The prohibited conduct will subject the employee to disciplinary action, including abandonment of office, and prosecution to the full extent by military tribunal for war crimes to discriminate based on national origin and pillage.

* * * * * * * * * * * *

EXHIBIT E

CONSENT AGREEMENTS

October 30, 2020

KPW District 12 Clearinghouse of Woodruff Holding Company

201 13th Street #12367

Oakland [p/z: 12-9998]

The United States of America

Re: Consent of KPW District 12 Clearinghouse of Woodruff Holding Company

Ladies and Gentlemen,

We understand that Yolanda Lewis Innovative Resources Inc. (the “Company”) plans to file a registration statement on Form F-1 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”) in connection with its proposed initial private offering ).

We hereby consent to the references to our name and the inclusion of information, data and statements provided by us to the Company (i) in the Registration Statement and any amendments thereto, (ii) in any written correspondences with the SEC, (iii) in any other future filings with the SEC by the Company, including, without limitation, filings on Form F-6, T-3 and other SEC filings (collectively, the “SEC Filings”), in connection with the Private Offering.

We further hereby consent to the filing of this letter as an exhibit to the Registration Statement and any amendments thereto and as an exhibit to any other SEC Filings.

Yours faithfully,

For and on behalf of
KPW District 12 Clearinghouse of Woodruff Holding Company

/s/ Kevin Woodruff
Name: Kevin Woodruff
Title: Chief Executive Officer

October 30, 2020

Stanley Howard Enfranchise Inc.

Twenty Five Seventy Two, Twenty First Street

Sacramento California [p/z: 18-9998]

The United States of America

Re: Consent of Stanley Howard Enfranchise Inc.

Ladies and Gentlemen,

We understand that Yolanda Lewis Innovative Resources Inc. (the “Company”) plans to file a registration statement on Form F-1 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”) in connection with its proposed initial private offering ).

We hereby consent to the references to our name and the inclusion of information, data and statements provided by us to the Company (i) in the Registration Statement and any amendments thereto, (ii) in any written correspondences with the SEC, (iii) in any other future filings with the SEC by the Company, including, without limitation, filings on Form F-6, T-3 and other SEC filings (collectively, the “SEC Filings”), in connection with the Private Offering.

We further hereby consent to the filing of this letter as an exhibit to the Registration Statement and any amendments thereto and as an exhibit to any other SEC Filings.

Yours faithfully,

For and on behalf of
Stanley Howard Enfranchise Inc.

/s/ Howard, Stanley
Name: Stanley Howard
Title: Chief Executive Officer